UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 22, 2024

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26, Chin 3rd Road Kaohsiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: February 22, 2024	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Below is the English version of our TWSE MOPS filings on February 22, 2024.

SEQ_NO: 1

Date of announcement: 2024/02/22

Time of announcement: 16:05:09

Subject: Announcement on behalf of subsidiaries, ASE (Korea) Inc., of proposed acquisition for 100% common shares of Infineon Technologies Power Semitech Co., Ltd.

Date of events: 2024/02/22

To which item it meets: paragraph 20

Statement:

1.Name and nature of the underlying assets (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g., dividend yield, etc.): Common shares of Infineon Technologies Power Semitech Co., Ltd.

2.Date of occurrence of the event: 2024/02/22

3.Amount, unit price, and total monetary amount of the transaction:

Amount: 8,213,542 common shares

Unit price: EUR 2.87 per share (approximately NT$ 97.23 per share)

Total monetary amount: EUR 23,591,190.31 (approximately NT$ 798,561,792)

4.Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Trading counterparty: Infineon Technologies AG

Relationship with the Company: None

5.Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:NA

6.Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction:NA

7.Matters related to the current disposal of creditors' rights (including types of collaterals of the disposed creditor’s rights; if creditor's rights over a related party, announcement shall be made of the name of the related party and the book amount of the creditor's rights, currently being disposed of, over such related party):NA

8.Profit or loss from the disposal (not applicable in cases of acquisition of securities) (those with deferral should provide a table explaining recognition):NA

9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Terms of payment: In accordance with the share purchase agreement signed by both parties.

Restrictive covenants and other important terms and conditions: None

10.The manner of deciding on this transaction (such as invitation to tender,

price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

The manner of deciding on this transaction and the decision-making unit:

Resolved by the board of directors of Advanced Semiconductor Engineering, Inc. and the board of directors of ASE (Korea) Inc.

The reference basis for the decision on price:

The price is determined by book equity value of Infineon Technologies Power Semitech Co., Ltd. minus the amount of cash, plus the amount of debts as of 2023/09/30 and the new equipment value (EUR 1,200 thousand), and the total price is EUR 23,591,190.31. A price fairness opinion issued by CPA is also acquired.

However, the final purchase price will be adjusted based on the actual cash, debts, inventory, and non-performing equipment value of Infineon Technologies Power Semitech Co., Ltd. as of the settlement date.

11.Net worth per share of the Company's underlying securities acquired or disposed of: NT$ 206.11

12.Cumulative no.of shares held (including the current transaction), their monetary amount, shareholding percentage, and status of any restriction of rights (e.g., pledges), as of the present moment:

ASE (Korea) Inc. will directly hold 100% shares of Infineon Technologies Power Semitech Co., Ltd., total 8,213,542 shares.

Total transaction amount is EUR 23,591,190.31 (approximately NT$ 798,561,792)

Status of any restriction of rights: None

13.Current ratio of securities investment (including the current trade, as listed in article 3 of Regulations Governing the Acquisition and Disposal of

Assets by Public Companies) to the total assets and equity attributable to owners of the parent as shown in the most recent financial statement and working capital as shown in the most recent financial statement as of the present:

Current ratio of securities investment to the total assets as shown in the most recent financial statement: 0.23%

Current ratio of securities investment to equity attributable to owners of the parent as shown in the most recent financial statement: 0.27%

Working capital as shown in the most recent financial statement as of the present: NT$-7,359,057 thousand

14.Broker and broker's fee:NA

15.Concrete purpose or use of the acquisition or disposal:

To increase the production capacity of ASE (Korea) Inc. and to meet the purchase order needs of Infineon Technologies AG.

16.Any dissenting opinions of directors to the present transaction: NA

17.Whether the counterparty of the current transaction is

a related party: No

18.Date of the board of directors resolution: 2024/02/22

19.Date of ratification by supervisors or approval by

the Audit Committee: NA

20.Whether the CPA issued an unreasonable opinion regarding the current transaction: No

21.Name of the CPA firm: Crown(TW) CPAs

22.Name of the CPA: Wu Meng Ta

23.Practice certificate number of the CPA:

Certificate(6)No.3622, Ministry of Finance

24.Whether the transaction involved in change of business model: No

25.Details on change of business model: NA

26.Details on transactions with the counterparty for the past year and the expected coming year: None

27.Source of funds: Self-owned funds

28.Any other matters that need to be specified:None

SEQ_NO: 2

Date of announcement: 2024/02/22

Time of announcement: 16:05:33

Subject: Announcement on behalf of subsidiaries, Advanced Semiconductor Engineering, Inc., of proposed acquisition for 100% common shares of Cypress Manufacturing, Ltd.

Date of events: 2024/02/22

To which item it meets: paragraph 20

Statement:

1. Name and nature of the underlying assets (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g., dividend yield, etc.):

Common shares of Cypress Manufacturing, Ltd.

2.Date of occurrence of the event: 2024/02/22

3.Amount, unit price, and total monetary amount of the transaction:

Amount: 299,995 common shares of Cypress Manufacturing, Ltd.

Unit price: EUR 130.00 per share (approximately NT$ 4,400.34)

Total monetary amount: EUR 38,997,965.30 (approximately NT$ 1,320,081,125)

4.Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Trading counterparty: Cypress Semiconductor Technology Ltd.

Relationship with the Company: None

5.Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:NA

6.Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction:NA

7.Matters related to the current disposal of creditors' rights (including types of collaterals of the disposed creditor’s rights; if creditor's rights over a related party, announcement shall be made of the name of the related party and the book amount of the creditor's rights, currently being disposed of, over such related party):NA

8.Profit or loss from the disposal (not applicable in cases of acquisition of securities) (those with deferral should provide a table explaining recognition):NA

9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Terms of payment: In accordance with the share purchase agreement signed by both parties.

Restrictive covenants and other important terms and conditions: None

10.The manner of deciding on this transaction (such as invitation to tender,

price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

The manner of deciding on this transaction and the decision-making unit:

Resolved by board of directors of Advanced Semiconductor Engineering, Inc.

The reference basis for the decision on price:

The price is determined by book equity value of Cypress Manufacturing, Ltd. minus the amount of cash, plus the amount of debts as of 2023/09/30, and the total price is EUR 38,997,965.30. A price fairness opinion issued by CPA is also acquired.

However, the final purchase price will be adjusted based on the actual cash, debts, inventory, non-performing equipment value of Cypress Manufacturing, Ltd. and its Philippines Branch as of the settlement date.

11.Net worth per share of the Company's underlying securities acquired or disposed of:

NT$ 4,607.68

12.Cumulative no.of shares held (including the current transaction), their monetary amount, shareholding percentage, and status of any restriction of rights (e.g., pledges), as of the present moment:

Advanced Semiconductor Engineering, Inc. will directly hold 100% shares of Cypress Manufacturing, Ltd., total 299,995 shares. Total transaction amount is EUR 38,997,965.30 (approximately NT$ 1,320,081,125)

Status of any restriction of rights: None

13.Current ratio of securities investment (including the current trade, as listed in article 3 of Regulations Governing the Acquisition and Disposal of

Assets by Public Companies) to the total assets and equity attributable to owners of the parent as shown in the most recent financial statement and working capital as shown in the most recent financial statement as of the present:

Current ratio of securities investment to the total assets as shown in the most recent financial statement: 0.37%

Current ratio of securities investment to equity attributable to owners of the parent as shown in the most recent financial statement: 0.45%

Working capital as shown in the most recent financial statement as of the present: NT$-7,359,057 thousand

14.Broker and broker's fee:NA

15.Concrete purpose or use of the acquisition or disposal:

To increase the production capacity of Advanced Semiconductor Engineering, Inc. and to meet the purchase order needs of Infineon Technologies AG.

16.Any dissenting opinions of directors to the present transaction:NA

17.Whether the counterparty of the current transaction is

a related party:No

18.Date of the board of directors resolution:2024/02/22

19.Date of ratification by supervisors or approval by

the Audit Committee:NA

20.Whether the CPA issued an unreasonable opinion regarding the current transaction:No

21.Name of the CPA firm: Crowe (TW) CPAs

22.Name of the CPA: Mengta Wu

23.Practice certificate number of the CPA:

Certificate(6)No.3622, Ministry of Finance

24.Whether the transaction involved in change of business model:No

25.Details on change of business model: NA

26.Details on transactions with the counterparty for the past year and the expected coming year: None

27.Source of funds: Self-owned funds

28.Any other matters that need to be specified: None